Mail Stop 4561

November 8, 2005

VIA USMAIL and FAX 732-362-5005

Mr. Dennis Mouras
President and CEO
CareAdvantage, Inc.
485C Rt. 1 South
Iselin, NJ 08830-3037

      Re: CareAdvantage, Inc.
              Form 10-KSB for the year ended 12/31/04
              File No. 0-26168

Dear Mr. Mouras:

We have completed our review of your Form 10-KSB and related filings and have no further
comments at this time.

Sincerely,

Cicely D. Luckey
Accounting Branch Chief